July 25, 2005


By facsimile to (617) 523-6215 and U.S. Mail


Mr. Alan S. McKim
Chairman, President, and Chief Executive Officer
Clean Harbors, Inc.
1501 Washington Street
Braintree, MA 02184-7535

Re:	Clean Harbors, Inc. and Registrant Guarantors
	Registration Statement on Form S-4
	Filed June 28, 2005
File No. 333-126193

Clean Harbors, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
File No. 0-16379

Dear Mr. McKim:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. Please tell us your intentions for the preliminary proxy statement that was last revised on January 16, 2003. If you intend to withdraw the proxy statement, file separate correspondence on the EDGAR system to that effect.

2. If applicable, comments on the S-4 are comments on the 10-K and subsequent Exchange Act reports and vice versa. As applicable, address comments below in future filings under the Exchange Act.

3. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corporation (available
April 13, 1989), Morgan Stanley & Co. Incorporated (available June
5,
1991), and Shearman and Sterling (available July 2, 1993).
Provide a
supplemental letter on the letterhead of Clean Harbors, Inc. or Clean
Harbors signed by an officer before the S-4`s effectiveness:

* stating that you are registering the exchange offer in reliance on our position in those letters, and

* including the statements and representations substantially in the form presented in the Morgan Stanley & Co. Incorporated and Shearman and Sterling letters.

4. We note that you intend to file by amendment the legality opinion.
Allow us sufficient time to review the opinion before requesting acceleration of the registration statement`s effectiveness.

5. On page 1 and throughout the document where you discuss EBITDA, discuss also your net income (loss) as calculated and presented according to GAAP. See Item 10(e)(1)(i)(A) of Regulation S-K.

6. We note that you refer to third parties throughout the filing, including the financial statements` notes. For example, refer to "independent appraisal firm" on page 35, "Tillinghast Towers Perrin" on page 74, and "legal counsel" on pages 104 and 109. If you refer to third parties, you need to identify them and obtain their consent.
Otherwise, you should delete all references to third parties. See Rule 436 of Regulation C under the Securities Act.

7. Explain the meaning of any abbreviation or acronym when introduced in the registration statement. For example, refer to "PRPs" in the first full paragraph on page 60.


Prospectus` Outside Front Cover Page

8. Identify the guarantees as securities that you are offering with the notes by way of this prospectus.

9. Refer to the fourth bullet point. Confirm for us that the offer will be open for a full 20 business days. At present, it appears that the offer could be open for less than the required 20 business days because the offer expires at 5:00 P.M. instead on midnight on what may ultimately be the twentieth business day after it begins. See Rule 14d-1(g)(3) under the Exchange Act and Q&A 8 in Release No.
34-16623, March 5, 1980. We note the disclosure in the second bullet point on page 117.

10. Delete the word "generally" in the fifth bullet point because the word "generally" may imply that investors cannot rely on the disclosure. Also delete the word "generally" under "Tax Consequences" on page 9 and under "Sale or Exchange of Notes" on page
176 and the language "for general information" in the bold type paragraph on page 178 for the same reason.

11. Remove any information not required by Item 501 of Regulation
S-K
and not key to an investment decision.

12. Except for footnotes, the typeface should be uniform throughout the document. Currently, the type on the prospectus` outside front cover page appears too small. Please revise.

13. Move all information except that required by Item 2 of Form S-
4
after "Table of Contents" on pages ii-iv so that it follows the summary and risk factors sections. See Item 502 and 503(c) of Regulation S-K.

Available Information, page ii

14. It appears that you are providing disclosure under Item 10 of Form S-4. If so, please revise to include all documents required to be incorporated by Item 11 of Form S-4.

Industry and Market Data, page iv

15. Amend this paragraph`s language to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.


Prospectus Summary, page 1

16. The summary is much too detailed and includes information about
Clean Harbors and its business that is repeated essentially word for word on pages 75-80. We note particularly the subsections on Clean
Harbors` competitive strengths and business strategy. The emphasis on those features or aspects without a discussion of corresponding risks also leaves the summary somewhat unbalanced. Revise so that the summary highlights in a brief overview the key aspects or features of Clean Harbors and its business, eliminating the two subsections mentioned. See Item 503(a) of Regulation S-K.

17. Ensure that the information that you retain in the summary is balanced. For example, you disclose revenue and EBITDA for the 12 month period ended March 31, 2005, but you do not disclose that earnings were insufficient to cover fixed charges during the years ended December 31, 2003 and 2002. Further, disclosure in footnote
(8) on page 15 states that "Previous definitions of EBITDA were based on financial arrangements then in place and varied somewhat from the current definition of EBITDA."

18. Identify the notes` initial purchasers under "Background" on page
6.

19. Provide the book value of the collateral as of the date of the most recent balance sheet included in the prospectus. Also disclose the maximum amount of first-lien obligations that you are permitted to incur.

20. We assume that the reference to "this offering circular" under "Optional Redemption" on page 11 is inadvertent. Please revise.

21. Revise "Change of Control" on page 11 to disclose that if there is a change of control, Clean Harbors may have insufficient financial resources or may be unable to arrange financing to repurchase the notes.

Risk Factors, page 18

22. Many risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, second, fourth, fifth, seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth, twenty-first, and twenty-second risk factors. State succinctly the risk that follows from the fact or uncertainty.

23. Avoid generic conclusions in the risk factors` captions or headings and in the risk factors` discussions such as Clean Harbors` results of operations, business, and financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the third and nineteenth risk factors.
Rather, explain specifically what the risk`s consequences or effects are for Clean Harbors and its investors.

24. Some risk factors include language like "we cannot assure, "we can not assure," "we cannot guarantee," "there can be no assurance," and "we cannot provide assurance." For example, refer to the second, third, fifth, sixth, ninth, tenth, fourteenth, and nineteenth risk factors. Since the risk is the situation described and not your inability to assure or guarantee, revise.

25. In the fifth risk factor, quantify your debt service obligations.

Selected Historical Consolidated Financial Data, page 28

26. Since you have adjusted EBITDA for charges other than interest, taxes, depreciation, and amortization expenses you should revise your title to reflect that fact. Refer to Question 14 in the June 13, 2003 FAQ on Non-GAAP Financial Measures.

27. Since the EBITDA amounts presented on page 16 for the years ended
December 31, 2002 and December 31, 2003 do not agree to the amounts presented in note 23 to the financial statements, it appears that you are disclosing two different amounts of EBITDA. Explain why you have two different amounts and why you believe that both are useful to investors. Also revise the titles so that you are not using the same title for both amounts.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies and Estimates, page 36

28. Expand your discussion of critical accounting policies to address these items:

* Indicate whether you have discussed your critical accounting estimates with your audit committee.

* Provide a quantitative discussion of changes in your overall financial performance if you were to assume that the accounting estimates were changed by using reasonably possible near term changes in the most material assumptions underlying the accounting estimates or by using the reasonably possible range of the accounting estimates. For example, we would expect to see a detailed discussion of the significant assumptions used in arriving at your closure and post-closure obligations. This discussion should include the inflation and discount rates used and the impact on your financial results if you assumed changes in these assumptions.

* Provide a quantitative and qualitative discussion of any material changes made to the accounting estimates in the past three years, the reasons for the changes, and the effect on your overall financial performance.

		See Release Nos. 33-8040, 33-8098, and 33-8350.

Results of Operations, page 39

29. Enhance your MD&A disclosures by including these items:

* Quantify the impact of each factor when multiple factors contribute to material fluctuations in a line item. For material fluctuations in net sales, discuss the extent to which the fluctuation is due to pricing, volumes sold, or the introduction of new products.

* Discuss the nature of the items included in corporate revenues and cost of revenues. Also discuss and quantify the reasons for the fluctuations in corporate items.

      See Item 303(a) of Regulation S-K.

Environmental Liabilities, page 50

30. You state that landfill assets are amortized and closure and post-closure costs are accrued as airspace is consumed. Disclose the rates that you used for the amortization of landfill costs and the accrual of closure and post-closure costs during each period presented. If applicable, discuss the reasons for material fluctuations.

31. Provide a rollforward of landfill assets for each period presented.

32. Since the 7.8 million cubic yards of unpermitted airspace included in probable airspace did not meet your established criteria for determining if unpermitted airspace should be included in probable airspace, disclose the impact of including this airspace on your income from operations for each period presented. Also disclose the reasons for not having submitted the permit application and when you intend to submit the permit application.

33. Since the changes in estimates resulted in a reduction of closure and post-closure liabilities of approximately 12% during the year ended December 31, 2004 and 19% during the year ended December 31, 2003, disclose the facts and circumstances that led to these changes in your estimates. Also disclose how the "other changes in estimates" are reflected in your financial statements.

Changes in Internal Control over Financial Reporting, page 73

34. You state that "except as otherwise discussed elsewhere in this prospectus, there have not been any changes in the Company`s internal control over financial reporting." Remove this wording, and disclose in this section all changes in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Business, page 76

35. State the duration of Clean Harbors` three patents under "Intellectual Property" on page 90. See Item 101(c)(1)(iv) of
Regulation S-K.

36. State in the first full paragraph on page 106 the amount of reserves that Clean Harbors has established to cover its estimated legal costs for the lawsuit against Clean Harbors Plaquemine, LLC. Specify the known or estimated amount of civil penalties that the plaintiffs are seeking in the lawsuit.

37. If true, indicate in the second full paragraph on page 109 that the Norfolk Superior Court and the Suffolk Superior Court are located in the state of Massachusetts.

The Exchange Offer, page 116

38. Revise the language "as soon as practicable" so that it reads "promptly" in the first and eighth paragraphs under "Terms of the Exchange" on pages 118-119. Similarly, revise the third paragraph under "Expiration Date; Extensions; Amendments" on page 120, the ninth paragraph under "Procedures for Tendering" on page 122, the third paragraph under "Withdrawal of Tenders" on page 125, and the second paragraph on page 10 of exhibit 99.1. See Rule 14e-1(c) under the Exchange Act.

Expiration Date; Extensions; Amendments, page 120

39. You state in the first bullet point that you reserve the right to delay accepting any old notes. Clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Confirm for us that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

40. You state in the second bullet point and in the first full paragraph on page 2 of exhibit 99.1 that you reserve the right to extend the exchange offer. Advise us how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d) under the Exchange Act.

41. Clarify that you will make a public announcement of any extension of the exchange offer no later than 9:00 A.M. Eastern time on the next business day after the scheduled expiration date as required by
Rule 14e-d(1) under the Exchange Act. Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the
Exchange Act.

42. You state in the third bullet point that you reserve the right to terminate the exchange offer if in your "sole judgment" a condition is not satisfied. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. Thus, we suggest that you revise the bullet point to clarify that Clean Harbor will make its determination in its "reasonable discretion" or "reasonable judgment." Similarly, revise the last bullet point under "Conditions to the Exchange Offer" on page 120 and the second paragraph on page
121.

43. We note the disclosure in the fourth bullet point that you reserve the right to amend the exchange offer`s terms. Revise to indicate that if there is a material change in the offer, including the waiver of a material condition, you will extend the offering period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 120

44. We note the disclosure in the first bullet point that Clean Harbors has reserved the right not to accept notes for exchange if it determines that the offer would violate applicable law or our interpretations. Revise to indicate that all conditions to the offer other than those subject to governmental approval must be satisfied or waived before the exchange offer`s expiration, not merely before acceptance of the outstanding notes for exchange.

45. You state in the first paragraph on page 121 that you may assert or waive the conditions "at any time" and "at any time and from time to time." We believe that this statement may suggest conditions to the exchange offer may be waived or asserted after the exchange offer`s expiration. Revise the disclosure to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied or waived before the exchange offer`s expiration. Similarly, revise the fifth full paragraph on page 122 and the first full paragraph on page
2 of exhibit 99.1.

46. You state in the first paragraph on page 121 that "A failure on our part to exercise any of the above rights shall not constitute a waiver of that right." You may not waive implicitly an offer condition by failing to assert it. If you decide to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

Description of the New Notes, page 126

47. Revise language in this section`s third paragraph`s second sentence on page 127 that can be read to imply that investors do not have rights under the United States federal securities laws about the notes` description in the prospectus.

No Personal Liability of Directors, Officers, Employees, Members and
Stockholders, page 149

48. Revise to clarify that any agreement to waive the requirements of the United States federal securities laws is void under section 14 of the Securities Act.

Certain Definitions, page 154

49. This subsection defines some terms whose meanings are readily understood or are apparent from the context. Review this subsection and eliminate unnecessarily defined terms. Examples include terms like "Bankruptcy Law," " Board of Directors," "Commission,"
"Exchange
Act," "GAAP," and "Person."


Certain United States Federal Income Tax Considerations, page 175

50. Revise to refer to "material" rather than "certain" or "certain material" United States federal income tax consequences in this section`s caption or heading and this section`s first sentence.

51. Under "The Exchange Offer" on page 176, explain why you are unable to provide "will not" and "will have" conclusions rather than
"should not" and "should have" conclusions on the United States federal income tax consequences of the exchange offer. Disclose any resulting risks to noteholders.

52. Delete the statement that the discussion is for general information only. This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

Legal Matters, page 179

53. Clarify that counsel will opine on the enforceability of the obligations of Clean Harbors and the guarantors under the notes.

Consolidated Balance Sheets, page F-4

54. Disclose separately balances billed to customers under retainage provisions. Also state the amounts that are expected to be collected after one year, and, if practical, when the amounts of retainage are expected to be collected by year. See Rule 5-02(3)(c) of Regulation
S-X.

Consolidated Statements of Operations, page F-6

55. Revise your description of the cost of revenues line item to clarify, if appropriate, that it is exclusive of depreciation expense. See SAB Topic 11:B.

Note 4.  Significant Accounting Policies, page F-14

56. You state on page 45 that depreciation and amortization expense of $24.1 million for 2004 decreased from $26.5 million for 2003 due to changes in estimates in landfill lives and changes in estimates in useful lives of certain assets. Provide the disclosures required by paragraph 33 of APB 30.


(b) Revenue Recognition, page F-15

57. You state on page 1 in the description of your services that your technical services involve the transport, treatment, and disposal of hazardous waste. Disclose how you recognize revenue related to each of these services and how your revenue recognition policy conforms to
SAB Topic 13:A.

58. Tell us more about your sales contracts with your customers, including whether they are generally for multiple services. Tell us what considerations you have given to EITF 00-21 in recognizing revenue.

59. You state that you recognize revenue when waste is shipped to a third party for processing and disposal. Tell us how this policy complies with SAB Topic 13:A. Demonstrate specifically how you have substantially accomplished the services that you are obligated to perform under the terms of your customer arrangements.

60. You state that revenues from waste that is not yet completely processed and the related costs are deferred until the services are completed. You state also that revenues from cost plus, fixed fee, and fixed unit price contracts relating to site services, CleanPack services, and transportation services are recorded as costs are incurred or units are completed and include estimated fees earned according to the terms of the contracts. Disclose the accounting literature that you are using in accounting for these types of revenues. Also tell us how you determined that it was appropriate for you to use this literature.

(j) Property, Plant, and Equipment, page F-16

61. Break out the vehicles and equipment line item into smaller and more meaningful components. Disclose separately the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should discuss separately the types of assets that fall in each part of the range.

(m) Closure and Post-closure Liabilities, page F-17

62. You state that the reductions in some asset retirement obligations were partly offset by new closure and post-closure obligations recorded for operating non-landfill facilities.
Provide
a general description of these new obligations for non-landfill facilities, including when these obligations arose, how you previously accounted for them, and how you arrive at the estimated amounts to record.

63. Disclose how you were previously accounting for financial assurance costs. Refer to the accounting literature that you used.
Clarify how SFAS 143 impacted your accounting of these costs.

64. Disclose what benchmark(s) you use to arrive at the estimated rates of inflation. Tell us the benchmark rate(s) for each period, and explain the reasons for any differences between the benchmark rate(s) and the inflation rates that you used.

65. Disclose how you arrive at the credit-adjusted, risk-free interest rate for each period presented. Discuss the assumptions used in arriving at this rate.

Note 11.  Legal Proceedings
General Environmental Matters, page F-34

66. Similar to the disclosures provided for remedial liabilities in note 13, clarify whether you have concluded that additional losses in excess of amounts accrued for environmental matters are reasonably possible. If so, give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Provide a rollforward of the accruals recorded for general environmental matters for each period presented. For any individually material sites, provide the amount accrued and the reasonably possible additional losses. See SAB Topic 5:Y and SFAS 5.

67. For the matters in which you are not in complete agreement at this time on the scope of your indemnity obligations, clarify how you considered the lack of agreement in arriving at the amounts accrued.
Disclose the estimated amount of liabilities that have not been recorded related to these indemnity obligations.

Note 15.  Commitments and Contingencies
Leases, page F-54

68. Explain to us the reasons for the difference between the rent expense incurred over the last year and the annual minimum lease payments due over the next five years. For example, your rent expense was $32,300,000 in 2004 compared to non-cancellable lease amounts of $9,104,000 due in 2005. In your explanation, address any contingent rental amounts, cancelable leases, and leases with durations of less than one year incurred during the 2004 fiscal year.
Also disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions that may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight line basis over the minimum lease term, the note should so state. If our assumption is incorrect, tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 18.  Redeemable Series C Preferred Stock, page F-60

69. Tell us more about your accounting of the redeemable series C preferred stock. Address specifically these items with reference to the appropriate accounting literature:

* Tell us how you determined it was originally appropriate to record the series C preferred stock into two components.

* Tell us how you determined the appropriate amortization period for the preferred stock discount and the issuance costs of the redeemable preferred stock and how you determined that it was appropriate to accrete these amounts to additional paid-in-capital.

* Tell us the specific factors that led to the change in value of the embedded derivative from December 31, 2003 to March 31, 2004 and from
March 31, 2004 to June 30, 2004. Your explanation should refer to any relevant assumptions used in the Black-Scholes model.

* Provide a detailed explanation of your accounting of the redemption of the series C preferred stock. Your explanation should discuss your accounting for the settlement of the embedded derivative and the valuation and accounting of the warrants issued.

Note 23.  Segment Reporting, page F-69

70. Disclose total assets for each reportable segment, and provide a reconciliation of the total reportable segments` assets to your consolidated assets as of each balance sheet date presented.
Refer
to paragraphs 27-32 of SFAS 131.

71. Disclose the types of amounts included in corporate revenues, cost of revenues, and selling, general and administrative expenses for each period presented. Also disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, present them separately. Also disclose what identifiable assets are included in the corporate assets amount as of each balance sheet date. See paragraphs 31 and 32 of SFAS 131.


Note 24.  Quarterly Data (Unaudited), page F-72

72. Disclose the reasons for the loss from operations in the first quarter of 2003, the low profitability in the second quarter of 2003, and the net loss losses during these periods. See Item 302(a)(3) of
Regulation S-K.

Schedule II.  Valuation and Qualifying Accounts, page F-81

73. Since the revenue allowance is a critical accounting estimate, disclose changes in the revenue allowance in schedule II.
Alternatively, tell us where these disclosures have been provided. See Rule 5-04 of Regulation S-X.

Unaudited Consolidated Financial Statements at March 31, 2005

74. As applicable, address the accounting comments above in your interim financial statements.

Exhibits

75. Include an exhibit index immediately before the exhibits.

Exhibit 23.1

76. The independent public accounting firm must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Signatures

77. Clean Harbors Deer Park, L.P. as a registrant guarantor also must sign the registration statement. Further, the registration statement must be signed by a majority of the board of directors of any corporate general partner signing the registration statement. See instruction 1 for signatures on Form S-4, and revise.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, Clean Harbors may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Clean Harbors thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Clean Harbors and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Clean Harbors requests acceleration of the registration statement`s effectiveness, Clean Harbors should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Clean Harbors from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

* Clean Harbors may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Clean Harbors provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Nudrat S. Salik, Senior Staff Accountant, at (202) 551-3692.

You may direct questions on other comments and disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	C. Michael Malm, Esq.
	Davis, Malm & D`Agostine, P.C.
	1 Boston Place
	Boston, MA 02108



Mr. Alan S. McKim
July 25, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE